Exhibit (a)(1)(xix)

November 8, 2004

Supplement to

the Offer to Purchase Common Stock of Limited Brands, Inc.

Notice to Holders of Vested Stock Options:

As you may already know, Limited Brands, Inc. (“Limited Brands” or the “Company”) recently announced its offer to purchase from its stockholders up to 80,000,000 shares of the Company’s common stock, $0.50 par value per share (such shares, together with all other outstanding shares of common stock of Limited Brands, are herein referred to as the “shares”), at a price specified by such stockholders not greater than $25.00 nor less than $21.75 per share, without interest. The tender offer was scheduled to expire on November 5, 2004.

The Company has extended the expiration date of the tender offer to 12:00 Midnight, New York City time on Monday, November 22, 2004 (the “Expiration Date”). The Company has also increased the price per share at which stockholders may tender their shares to a price not greater than $29.00 nor less than $25.25 per share, without interest and, as a result, has decreased the number of its shares subject to the tender offer to 68,965,000.

The offer to purchase was originally made upon the terms and subject to the conditions described in the Offer to Purchase dated October 7, 2004 (as amended prior to the date of the Supplement (as defined below), the “Original Offer to Purchase”) and related Letter of Transmittal (the “Original Letter of Transmittal”) previously distributed to stockholders. The Original Offer to Purchase and Original Letter of Transmittal have since been amended and supplemented by the enclosed Supplement to the Offer to Purchase dated November 8, 2004 (the “Supplement”, together with the Original Offer to Purchase, the “Offer to Purchase”) and related amended Letter of Transmittal (the “Amended Letter of Transmittal”, together with the Original Offer to Purchase and the Supplement, the “Tender Offer Documents”). The Original Offer to Purchase, the Supplement and the Amended Letter of Transmittal, as each may be amended and supplemented from time to time, together constitute the tender offer. Capitalized terms used herein and not defined shall have the meanings given to them in the Offer to Purchase. The description of the tender offer is only a summary, and is qualified by all terms and conditions of the tender offer set forth in the Original Offer to Purchase, the Supplement and the Amended Letter of Transmittal.

STOCKHOLDERS THAT PREVIOUSLY EXERCISED OPTIONS AND TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE TENDER OFFER” IN THE ORIGINAL LETTER OF TRANSMITTAL, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO COMPLETE THE AMENDED LETTER OF TRANSMITTAL.

ALL OTHER PREVIOUS TENDERS OF SHARES BY STOCKHOLDERS UNDER THE ORIGINAL LETTER OF TRANSMITTAL ARE INVALID. FOR THOSE STOCKHOLDERS, IN ORDER TO PROPERLY TENDER YOUR SHARES YOU MUST COMPLETE THE AMENDED LETTER OF TRANSMITTAL AND DELIVER IT TO THE DEPOSITARY AS SET FORTH HEREIN BEFORE THE EXPIRATION DATE OF THE TENDER OFFER. IF YOU DO NOT COMPLETE THE AMENDED LETTER OF TRANSMITTAL AND DELIVER IT TO THE DEPOSITARY FOR RECEIPT NOT LATER THAN 12:00 MIDNIGHT, NEW YORK CITY TIME, MONDAY, NOVEMBER 22, 2004, YOU WILL BE DEEMED TO HAVE ELECTED NOT TO PARTICIPATE IN THE TENDER OFFER.

You may obtain copies of the Tender Offer Documents by calling Executive Compensation Services Option Information Line at (614) 415-1500.

As a holder of vested stock options, you may wish to exercise any or all of your options that are vested on or before November 17, 2004, and then tender the shares so acquired to the Company pursuant to the terms of the tender offer. November 17, 2004 is the last day that you may exercise your vested options in order to tender the shares subject to such options in the tender offer. To assist you, attached is a summary of your exercisable stock option grants, including the option date, exercise price, and the number of options from each grant that are exercisable as of November 1, 2004. In the event that you have options vesting after November 1, 2004 but on or before November 17, 2004, such additional options, once vested, may be exercised not later than November 17, 2004 for purposes of tendering the underlying shares in the tender offer. Note that the attached summary only includes grants that currently have shares exercisable.

You will need to evaluate the Tender Offer Documents, which you may obtain by calling Executive Compensation Services, to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the tender offer.

The Company will, upon the terms and subject to the conditions of the tender offer, determine a single per share purchase price, not greater than $29.00 per share nor less than $25.25 per share, that it will pay for the shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price that will allow it to purchase 68,695,000 shares or, if a lesser number of shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All stockholders whose shares are purchased by the Company will receive the purchase price for each share purchased in the tender offer. In the event the final purchase price is less than the maximum price of $29.00 per share and more than 68,965,000 shares are tendered in the tender offer at or below the purchase price, Limited Brands intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $2 billion of its shares. By way of example, if the final purchase price is the minimum purchase price of $25.25 per share, the Company intends to purchase up to an additional 9,464,461 of its outstanding shares to the extent tendered in the tender offer. Limited Brands also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements.

Shortly after completion of the tender offer, the Company intends to declare a special dividend of $500 million in the aggregate, subject to applicable legal requirements. By way of example, assuming the Company purchases 68,965,000 shares in the Offer to Purchase, thus reducing its number of shares outstanding to 404,258,066 (determined based on the number of shares outstanding on November 1, 2004), each remaining stockholder after the completion of the tender offer would receive approximately $1.24 per share pursuant to the special dividend. If the Company is unable to purchase $2 billion of its shares in the tender offer, it will consider, in its sole discretion, various other options for the cash, including, among other things, additional share repurchases or an increase in the special dividend. The amount of the dividend and the record date will be set at the time the dividend is declared. If you participate in the tender offer, you will not be entitled to receive the dividend with respect to any shares the Company purchases.

In the event that the Company pays the special dividend, the Compensation Committee of its Board of Directors has indicated that outstanding stock awards under the Company’s stock-based employee plans will be equitably adjusted to prevent the dilution or enlargement of the rights of the participants under those awards. Any such equitable adjustment will, for example, involve adjustments to the exercise price and the number of shares subject to outstanding options which will maintain the pre-dividend value of adjusted options. Specifically, the Company anticipates that any adjustments to outstanding options would be made as shown in the example appearing at the bottom of the reverse side of this page.

In the event that the Company pays the special dividend, you will receive a personalized communication following the dividend date explaining in more detail the impact of the dividend on your outstanding stock options. Payment of the dividend will not affect the vesting schedule for your outstanding stock options.

We strongly encourage you to discuss the tender offer with your tax advisor or broker. Merrill Lynch is also available to assist in answering any questions you may have. They can be reached at (614) 225-3194, if calling from Columbus, Ohio, or (800) 216-1606 (toll-free), if calling from outside Columbus, Ohio.

If you decide to exercise any of your stock options, attached is a Notice of Exercise for you to use. The tender offer will expire at 12:00 Midnight, New York City time, on Monday, November 22, 2004, unless further extended by the Company. If you do intend to exercise stock options in order to tender shares in the tender offer, you must exercise your options not later than 3:00 p.m., Wednesday, November 17, 2004, New York City time, in order to obtain shares to tender by November 22, 2004 (the Expiration Date). Please Note: If you exercise such options after Friday, November 12, 2004, then in order to allow sufficient time for shares to be tendered by the Expiration Date, you must either (1) exercise by cashless hold, or (2) provide payment to your broker or Merrill Lynch by wire transfer and accept shares by electronic delivery to your broker or Merrill Lynch.

Upon the terms and subject to the conditions of the tender offer, if more than 68,965,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase shares on the following basis:

•	first, all shares properly tendered before the Expiration Date from all holders of an aggregate of fewer than 100 shares (“odd lots”) who (1) tender all shares owned beneficially or of record at a price at or below the purchase price (partial tenders will not qualify for this preference), and (2) complete the section entitled “Odd Lots” in the Amended Letter of Transmittal and, if applicable, in the Amended Notice of Guaranteed Delivery;

•	second, subject to the conditional tender provisions described in the Original Offer to Purchase, all other shares properly tendered at or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares; and

•	third, only if necessary to permit the Company to purchase 68,965,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, shares conditionally tendered (for which the condition was not initially satisfied) before the Expiration Date, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered all of their shares.

The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Banc of America Securities LLC or J.P. Morgan Securities Inc., the Dealer Managers for the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

EXAMPLE OF DIVIDEND ADJUSTMENT:

•	The exercise price would be adjusted downward and the number of options would be adjusted upward pursuant to the following formulas, where “Closing Price” is the closing price on the last trading day before the ex-dividend date for the special dividend.

•	The exercise price of stock options outstanding immediately before the ex-dividend date would be adjusted downward to the product of:

Pre-Dividend Exercise Price x (Closing Price - Special Dividend per Share)/Closing Price = Post-Dividend Exercise Price

•	The number of shares covered by each stock option outstanding immediately before the ex-dividend date would be adjusted upward to the product of:

Number of Shares Pre-Dividend x Closing Price/(Closing Price - Special Dividend per Share) = Number of Shares Post-Dividend

•	Following is an example:

—	Assumptions:
•	Closing Price - $25.00
•	Option exercise price - $12.00
•	Special dividend per share - $1.25 (based on a $500 million dividend divided by 399 million shares outstanding post-tender)
•	Option grant - 5,000

—	The adjusted exercise price of the stock options would be: $12.00 x ($25.00 - $1.25)/$25.00 = $11.40

—	The adjusted number of stock options would be: 5,000 x $25.00/($25.00 - $1.25) = 5,263